Exhibit 1.02

MaxLinear, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2013

Cautionary Note Concerning Forward-Looking Statements: This Conflict Minerals Report contains forward-looking statements within the meaning of federal securities laws. These forward-looking statements include statements concerning MaxLinear’s objectives for its conflicts mineral policy and compliance initiatives and actions it intends to take relating to conflict minerals. Forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from currently anticipated results. When considering forward-looking statements, you should consider, among other factors, the risk factors described in the reports and other filings that MaxLinear files with the United States Securities and Exchange Commission, including MaxLinear’s Annual Report on Form 10-K for the year ended December 31, 2013 and its subsequent Quarterly Reports on Form 10-Q. The risk factors included in these filings are not exhaustive, and risks that are not identified therein could materially affect whether MaxLinear realizes the results anticipated or implied by any forward-looking statements contained in this Conflict Minerals Report. Except as required by law, MaxLinear disclaims any obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.
Introduction
This Conflict Minerals Report (this “Report”) for MaxLinear, Inc. (“MaxLinear” or “we” or “our”) covers the reporting period from January 1, 2013 to December 31, 2013 and is presented in accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). This Report is filed as Exhibit 1.02 to our Specialized Disclosure Report on Form SD (the “Form SD”). A copy of this Report and the Form SD are publicly available on our website at http://investors.maxlinear.com/phoenix.zhtml?c=233477&p=irol-sec.
In 2010, the United States enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”). Section 1502 of the Act relates to conflict minerals and requires companies subject to the Act to file a Form SD annually with the United States Securities and Exchange Commission (“SEC”) to disclose whether the tungsten, tantalum, tin, and gold (referred to as “3TG”) used in their products benefitted, directly or indirectly, armed groups in the Democratic Republic of the Congo and adjoining countries (collectively, the “Covered Countries”). This Report, which is an exhibit to our Form SD, describes the design and implementation of our conflict minerals due diligence measures undertaken in 2013, including a description of how these measures were designed to determine, to our knowledge, the source mines, countries of origin, and processing facilities for 3TG contained in components used in MaxLinear’s products.
MaxLinear Background and Covered Products
MaxLinear is a provider of integrated, radio-frequency and mixed-signal integrated circuits for broadband communications applications. As a fabless semiconductor company, we do not manufacture our integrated circuits but contract for their manufacture through semiconductor foundries in Asia. Our supply chain is complex, and multiple tiers exist between the mines from which 3TG are extracted and its incorporation into our products. We do not purchase raw ore or unrefined conflict minerals directly and make no purchases in the Covered Countries. As a result and as described more fully below, we rely on our foundries and suppliers to provide information on the origin of the 3TG contained in our products.
During 2013, MaxLinear contracted to manufacture and had manufactured a total of 49 integrated circuits (as measured by individual stock keeping units or SKUs) for the broadband communications market. We currently provide two types of broadband communications semiconductors: radio frequency, or RF, receivers and RF Receiver System on Chip, or RF SoCs. Our RF receiver integrated circuits combine various RF receiver technologies that traditionally required multiple external discrete components. Our RF receiver SoCs combine the functionality of RF receivers and demodulators on a single chip.
For all of our integrated circuits, MaxLinear has determined that one or more of the 3TG conflict minerals is necessary to the functionality or production of the integrated circuit. As a result, all of MaxLinear’s marketed integrated circuits are considered “covered products” for purposes of this Report.
MaxLinear Reasonable Country of Origin Inquiry
In accordance with Rule 13p-1 and Form SD, MaxLinear determined that conflict minerals are necessary to the functionality or production of its integrated circuit products and that conflict minerals are incorporated into its products during the manufacturing process. Accordingly, we undertook a reasonable country of origin inquiry (“RCOI”).

MaxLinear’s RCOI consisted principally of submitting to its suppliers the conflict minerals reporting template prepared by the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with smelters and refiners, referred to as the Conflict-Free Sourcing Initiative (“CFSI”). We submitted the EICC/GeSI template to all of our contract manufacturers and all of our first tier suppliers of components. We reviewed all responses for completeness, reasonableness, and consistency, and we followed up for corrections and clarifications as we determined appropriate.
Based on our RCOI, we were unable to determine that the 3TG used in our products did not originate in Covered Countries.
MaxLinear’s Due Diligence Process
MaxLinear’s due diligence measures were designed to conform, in all material respects, with the framework in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”). The objectives of our diligence initiative were to determine, to the best of our ability, the source and chain of custody of the 3TG materials necessary for the functionality and/or production of our products; whether any such 3TG materials originated in the Covered Countries; and where such 3TG materials were determined to have originated in Covered Countries, whether armed groups directly or indirectly benefitted from such 3TG materials.
Due diligence measures that MaxLinear implemented included, but were not limited, to the following:

1.	Establishment of Internal Management Systems

a.
Conflict Minerals Policy. In 2013, MaxLinear adopted and communicated to its foundries and suppliers a written policy relating to the use of conflict minerals in its supply chain. A copy of MaxLinear’s Conflict Minerals Policy is publicly available at http://www.maxlinear.com/wp-content/uploads/2013/02/BMS-04-0002_MaxLinear_Conflict_Minerals_Policy_Rev__0_0.pdf.

b.
Internal Management to Support Supply Chain Due Diligence. MaxLinear has established an internal compliance team with members from its operations, finance, and legal functions, and these individuals are charged with the development and implementation of our conflict minerals program.

c.
Controls and Transparency. As described above, MaxLinear undertook an RCOI with respect to conflict minerals in our supply chain by providing the CFSI template to each of our contract manufacturers and other first tier suppliers to gather information about their use of 3TG, the smelters and refiners in their supply chain that are included in our products, and the countries of origin for 3TG used in our products.

d.
Supplier Engagement. MaxLinear continues to engage actively with its foundries and other first tier suppliers to strengthen its relationship with them. We have communicated to our foundries and other suppliers our commitment to source 3TG in a manner that does not, directly or indirectly, benefit armed groups in the Covered Countries, and we have communicated that we will consider alternative arrangements with other manufacturers or suppliers who are unable to cooperate in our due diligence efforts.

e.
Grievance Mechanism. MaxLinear’s code of conduct includes procedures for reporting violations, and we provide mechanisms for anonymous reporting of violations or concerns about the conduct of our business, including our implementation and enforcement of our Conflict Minerals Policy.

2.	Identification and Assessment of Risks in the Supply Chain
Because of our position within our supply chain, identifying actors upstream from our first tier contract manufacturers and suppliers is difficult. As discussed above, we identified our foundries and first tier suppliers and relied on them to provide the necessary information about the source of conflict minerals contained in the products that we contract to have manufactured. Similarly, our foundries and first tier suppliers rely on information provided by their suppliers to provide information regarding the country of origin of 3TG included in our products.

3.	Designing and Implementing a Strategy to Respond to Identified Risks
We are in the process of developing a formal risk management plan through which our conflict minerals program will be implemented, managed, and monitored. During calendar year 2013 and continuing into 2014, where foundries or suppliers were unable to provide MaxLinear with complete or reliable responses to the EICC-GeSI template, we considered these matters internally. To date, we have not identified any circumstances where we concluded that it was necessary to terminate any contract or relationship or find a replacement manufacturer or supplier as a result of conflict minerals matters.

4.	Carrying Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
We do not have a direct relationship with any smelters or refiners in our supply chain. As a result, we do not and cannot conduct any audits directly. Instead, we support the development and implementation of independent third party audits of smelters such as the CFSI’s Conflict Free Smelter Program (“CFSP”) by encouraging our foundries and other suppliers to purchase materials from audited smelters that have been validated as conflict-free under the CFSP.

5.	Reporting on Supply Chain Due Diligence
In May 2014, we publicly filed the Form SD and this Report with the SEC. A copy of this Report and the Form SD are publicly available at http://investors.maxlinear.com/phoenix.zhtml?c=233477&p=irol-sec. This Report includes information about the RCOI methodology utilized by the Company, the design of our due diligence process in conformance with the OECD Framework, the list of known smelters and refiners utilized in our supply chain identified in our due diligence process, and a description of our products that incorporate conflict minerals necessary to the functionality or production of such products.
Smelters in MaxLinear’s Supply Chain
We adopted CFSI’s industry approach to trace back the origin of 3TG by identifying smelters, refineries, or recyclers and scrap supplier sources. MaxLinear leveraged CFSI and the CFSP to trace the mine of origin of the 3TG to its ore level. The CFSP audits smelters and refineries to ensure that all certified smelters and refineries use only the ores that are conflict free from the Covered Countries.
Based on information that was provided by our foundries and other first tier suppliers or that was otherwise obtained through our due diligence process, we believe, to the extent reasonably determinable, that the following facilities were used to process 3TG contained in our covered products. We have also provided information concerning whether the smelter participates in the CFSP and has been audited or whether it has agreed to participate in the CFSP but the audit process has not yet been completed.

Standard Smelter Name*	Country	CFSP**
Gold
Tanaka Kikinzoku Kogyo K.K.	Japan	C
Shandong Zhaojin Gold & Silver Refinery Co. Ltd	China
Tantalum
H.C. Starck Group	Germany	C
H.C. Starck Group	Germany	C
Ningxia Orient Tantalum Industry Co., Ltd.	China	C
Global Advanced Metals	United States	C
Exotech Inc.	United States	C
Ulba	Kazakhstan	C
F&X Electro-Materials Ltd.	China	C
Tin
PT Tambang Timah	Indonesia	C
Yunnan Tin Company, Ltd.	China	C
Tungsten
Xiamen Tungsten Co., Ltd	China	A
Xiamen Tungsten Co., Ltd	China	A
Global Tungsten & Powders Corp.	United States	A
HC Starck GmbH	Germany	A
Ganzhou Huaxing Tungsten Products Co., Ltd.	China	A
Ganzhou Seadragon W & Mo Co., Ltd.	China	A
Hunan Chun-Chang Nonferrous Smelting & Concentrating Co., Ltd.	China	A
Global Tungsten & Powders Corp.	United States	A

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*    Smelter and refiner facility names as reported by the CFSI as of April 9, 2014.

**    This column indicates whether, as of April 9, 2014, the known smelter or refiner participates in the CFSP as a smelter that sources conflict minerals in a manner that does not finance or benefit armed groups in the Covered Countries. For purposes of this column, “C” denotes that the smelter participates in the CFSP and has been certified and audited by the CFSI, and “A” denotes that the smelter has agreed to participate in the CFSP but that the audit process has not yet been completed.
Future Steps
We have communicated our expectations to our foundries and other first tier suppliers regarding our commitment to sourcing minerals for our products in a manner that does not, directly or indirectly, finance or benefit armed groups in the DRC or adjoining countries. Since the end of 2013, we have continued, and expect to continue over the next year, to increase our engagement with our relevant manufacturing foundries and first tier suppliers in order to build their knowledge and capacity so they are able to provide MaxLinear with more complete and accurate information on the source and chain of custody of conflict minerals.

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